RECEIVED

2005 JUL 11 P 3:12



SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 7 July 2005
RG/rmj6455
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that Harris Associates potentially holds 5.02% stake	4 July 2005	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96

File N° 1263-2B-82-5087

1 **Equity CN**

1<GO> to view document.

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GIVAUDAN: HARRIS ASSOCIATES POTENTIALLY HOLDS 5.02% STAKE Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000118
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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, has been informed by Harris Associates L.P., an investment management company located at 2, North LaSalle Street, Chicago, Illinois 60602-3790, USA, that Harris Associates L.P. held 391'427 Givaudan SA's registered shares, carrying potentially 5.02% of voting rights.